Exhibit 99.1

Jiayin Group Announces Changes to Collaboration with
Consolidated Affiliated Entity That Provides Investor Assurance Program

SHANGHAI, September 16, 2019 (GLOBE NEWSWIRE) —Jiayin Group Inc. (“Jiayin” or “the Company”) (NASDAQ: JFIN), a leading online individual finance marketplace in China, today announced that Shanghai Niwodai Internet Finance Information Service Co., Ltd. (“Niwodai Internet,”) a consolidated affiliated entity of the Company, has entered into a set of agreements (the “Agreements”) revising the terms of its collaboration with Shanghai Caiyin Asset Management Co., Ltd. (“Shanghai Caiyin”), a consolidated affiliated entity. Prior to the effectiveness of such Agreements, Shanghai Caiyin provided certain post-origination loan management services and manages the investor assurance program for loans facilitated by the Company prior to April 28, 2018, and will continue to provide these services subsequent to the effectiveness of the Agreements. As a result of such revisions, Shanghai Caiyin will no longer be a consolidated affiliated entity of the Company.

On September 16, 2019, Niwodai Internet entered into an agreement with Shenzhen Rongxinbao Non-Financial Guarantee Co., Ltd. (“Shenzhen Rongxinbao”), an independent third-party guarantee company, and Shanghai Jiayin Finance Services Co., Ltd (“Shanghai Jiayin”), a company controlled by Mr. Dinggui Yan, the founder, director and chief executive officer of the Company, which wholly owns the equity interest of Shanghai Caiyin, pursuant to which Shanghai Jiayin agreed to transfer all of its equity interest in Shanghai Caiyin to Shenzhen Rongxinbao. The transaction price will be determined based on a valuation of Shanghai Caiyin’s net liabilities as of August 31, 2019 by a third-party valuation company, minus its payables to Niwodai Internet as of the same date. The valuation is expected to be completed by the end of September. Certain parts of the transaction price are contigent upon Shanghai Caiyin’s liability status in the period proceeding December 31, 2022 and are subject to certain adjustments. The timing of the payment of the transaction price will be determined by further negotiation among Niwodai Internet, Shenzhen Rongxinbao and Shanghai Jiayin. Pursuant to the terms of the Agreement, as Shanghai Caiyin was in its liability position as of August 31, 2019 due to its collaboration with Niwodai Internet, Niwodai Internet will pay the transaction price to Shenzhen Rongxinbao. Shenzhen Rongxinbao has collaborated with the Company to provide and manage the investor assurance program for certain loans facilitated by the Company since April 2018. The Company considers the collaboration to be in good standing and mutually beneficial.

The Company expects that, after the consummation of the disposal, Shanghai Caiyin will continue to provide services for loans under the investor assurance program it managed. The Company will continue to serve borrowers and investors in the online individual finance market as a transaction facilitator and information intermediary.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading online individual finance marketplace in China committed to facilitating effective, transparent, secure and fast connections between investors and borrowers, whose needs are underserved by traditional financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

For more information, please contact:

In China:

Jiayin Group

Ms. Shelley Bai

Email: ir@niwodai.com

or

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: julia@blueshirtgroup.com